SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                              CARVER BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    146875109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert W. Forman
                           Shapiro Forman & Allen LLP
                               380 Madison Avenue
                            New York, New York 10017
                                  212-972-4900
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |__|.


                                Page 1 of 9 pages

CUSIP No. 146875109                                        Page 2   of 9   Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON

      BBC CAPITAL MARKET, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       04-3072694

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

        WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MASSACHUSETTS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF           170,700

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING           170,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          170,700

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.38%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

         CO

________________________________________________________________________________

CUSIP No. 146875109                                        Page 3   of 9   Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON

      THE BOSTON BANK OF COMMERCE

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       04-2764211

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

        WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MASSACHUSETTS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF           170,700

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING           170,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          170,700

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.38%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

         BK

________________________________________________________________________________

CUSIP No. 146875109                                        Page 4   of 9   Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON

      KEVIN COHEE

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF           -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      170,700
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING           -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      170,700

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          170,700

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.38%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

         IN

________________________________________________________________________________

CUSIP No. 146875109                                        Page 5   of 9   Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON

      TERI WILLIAMS

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       04-2764211

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF           -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                     170,700
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING           -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      170,700

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          170,700

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.38%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

         IN

________________________________________________________________________________

CUSIP No. 146875109                                        Page 6   of 9   Pages

                           STATEMENT FOR SCHEDULE 13D
                           --------------------------

     This Amendment No. 5 to Schedule 13D relates to the common stock, par value $.01 per share, of Carver Bancorp, Inc. ("Carver"). This Amendment No. 5 amends the initial statement on Schedule 13D filed by BBC Capital Market, Inc. ("BBC Capital") and The Boston Bank of Commerce ("BBOC") with the Securities and Exchange Commission on March 18, 1999 (the "Initial Statement"), as amended by Amendment Nos. 1, 2, 3 and 4 filed with the Securities and Exchange Commission on March 29, 1999, April 2, 1999, November 19, 1999 and January 19, 2000, respectively. Capitalized terms used but not defined below shall have the meanings ascribed to them in the Initial Statement. The Initial Statement, as previously amended, is further amended as follows:

Item 2.  Identity and Background.

     This Statement is being filed to add Kevin Cohee and Teri Williams as reporting persons.

     (a) - (c) Mr. Cohee is the Chairman, President and Chief Executive Officer of BBOC, a Massachusetts trust company, organized under Chapter 172 of the Massachusetts General Laws. He is also the President of BBC Capital and a director of BBOC. Mr. Cohee's business office is at the principal offices of BBOC, 133 Federal Street, Boston, MA 02110.

     Ms. Williams is Senior Vice President of Marketing and Human Resources of BBOC. She also serves as a director of BBOC and BBC Capital. Ms. Williams' business office is at the principal offices of BBOC, 133 Federal Street, Boston, MA 02110.

     (d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 146875109                                        Page 7   of 9   Pages

Item 5.  Interest in Securities of the Issuer.

     By virtue of their ownership of 66% of BBOC's common stock and their positions with BBOC, Mr. Cohee and Ms. Williams may be deemed to beneficially own the 170,700 shares of Carver's common stock owned by BBC Capital. Mr. Cohee and Ms. Williams disclaim beneficial ownership of such shares. Neither Mr. Cohee nor Ms. Williams owns beneficially any other shares of Carver and neither has engaged in any transactions in Carver's securities in the past 60 days.

Item 7.  Material to be Filed as Exhibits.

                           99.3 Joint Filing Agreement

CUSIP No. 146875109                                        Page 8   of 9   Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2000

                                                  BBC CAPITAL MARKET, INC.


                                           By: /s/Kevin Cohee
                                              ---------------------------------
                                                  Kevin Cohee,
                                                  President



                                                  THE BOSTON BANK OF COMMERCE


                                           By: /s/Teri Williams
                                              ---------------------------------
                                                  Teri Williams,
                                                  Senior Vice President


                                               /s/Kevin Cohee
                                              ---------------------------------
                                                  KEVIN COHEE


                                               /s/Teri Williams
                                              ---------------------------------
                                                  TERI WILLIAMS